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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)


              ( ) Form 10-K and 10-KSB ( ) Form 11-K ( ) Form 20-K

                     (X) Form 10-Q and 10-QSB ( ) Form N-SAR


For Period Ended:                           SEPTEMBER 26, 2004

         (  )    Transition Report on Form 10-K
         (  )    Transition Report on Form 20-F
         (  )    Transition Report on Form 11-K
         (  )    Transition Report on Form 10-Q
         (  )    Transition Report on Form N-SAR
         For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

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Full Name of Registrant:       TRANSTECHNOLOGY CORPORATION

Former Name if Applicable

                                       N/A
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Address of Principal Executive Office (Street and Number)

                      700 Liberty Avenue
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City, State and Zip Code

                      Union, New Jersey 07083
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Part II - Rules 12b-25(b) and (c)


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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

(X)     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)     (b)    The subject annual report, semiannual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )     (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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Part III - Narrative



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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.


     The subject report could not be filed without unreasonable effort or expense because the Registrant is in the process of documenting and closing a complete refinancing of its current Senior Credit Facility and the Notes. The new $71.5 million credit facility is expected to close on or about November 10, 2004. Accordingly, additional time is needed by the Registrant to attend to the completion of the refinancing and additional time may be needed by the Registrant to consult with its attorneys regarding possible changes, if any, to the disclosure in the Form 10-Q.

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Part IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

     Joseph F. Spanier                   (908)                      688-2440
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           Name                        Area Code                Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                    ( ) Yes                  (X) No

            The Registrant's Form 10-Q for fiscal quarter ended June 27, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                    ( )Yes                   (X) No


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          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                           TransTechnology Corporation
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 10, 2004         By: /s/ Joseph F. Spanier
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                                   Joseph F. Spanier
                                   Vice President, Chief  Financial Officer and
                                   Treasure


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